Filed Pursuant to Rule 433
Registration No. 333-149632

Johnson & Johnson

PRICING TERM SHEET

5.15% Notes due July 15, 2018

Issuer:	Johnson & Johnson
Security:	5.15% Senior Unsecured Notes due 2018
Size:	$900,000,000
Maturity Date:	July 15, 2018
Coupon:	5.15%
Interest Payment Dates:	Paid semi-annually on January 15th and July 15th, commencing January 15, 2009
Price to Public:	99.794%
Benchmark Treasury:	3.875% due May 15, 2018
Benchmark Treasury Yield:	4.146%
Spread to Benchmark Treasury:	+103 bps
Yield:	5.176%
Make-Whole Call:	Treasury + 15 bps
Expected Settlement Date:	June 23, 2008
Anticipated Ratings:	Aaa (stable) by Moody’s Investors Service, Inc. AAA (stable) by Standard & Poor’s Ratings Services AAA (stable) by Fitch Ratings
CUSIP	478160 AU8
Joint Book-Running Managers:	Goldman, Sachs & Co. J.P. Morgan Securities Inc. Citigroup Global Markets Inc. Deutsche Bank Securities Inc.
Senior Co-Managers:	Banc of America Securities LLC Morgan Stanley & Co. Incorporated Williams Capital Group, L.P.
Co-Managers:	BNP Paribas Securities Corp. Greenwich Capital Markets, Inc. HSBC Securities (USA) Inc. Mitsubishi UFJ Securities International plc

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll-free at 866-471-2526, J.P. Morgan Securities Inc. collect at 212-834-4533, Citigroup Global Markets Inc. toll-free at 877-858-5407 or Deutsche Bank Securities Inc. collect at 212-250-6801.